Mail Stop 4561
Via Fax (866) 241-6868

September 10, 2009

Brad Lever
Chief Executive Officer and Chief Financial Officer
eCrypt Technologies, Inc.
4750 Table Mesa Dr.
Boulder, CO 80305

Dear Mr. Lever:

We have completed our review of your Item 4.01 Form 8-K/A and your response letter filed on September 4, 2009 in response to the issues raised in our letter dated September 1, 2009 and do not, at this time, have any further comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant